UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 15, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 15, 2006

Print the name and title of the signing officer under his signature.
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TKO ANNOUNCES                                                                        TK0 ANNOUNCES                                                                       TKO

Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO WINS ARBITRATION AWARD

August 15, 2006 - Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) is pleased to announce that its 100% controlled subsidiary Gibraltar Mines Ltd. has been advised that it has won a previously disclosed binding arbitration dispute with an international copper concentrate purchaser.

The result is, in effect, a determination that the purchaser has to date improperly withheld approximately US$8.5 million in concentrate sales proceeds. The withheld funds, together with interest, should be received in the near future and will booked as income in the quarter in which they are received. The disputed amount has had a significant impact on earnings over the past number of quarters. In Taseko's third quarter results, released last week, a total of C$3.8 million was withheld by the purchaser (effectively adding US$0.21 per pound of copper sold to Gibraltar's Off Property Costs) for an approximate C$0.02/share impact on net earnings. Future copper concentrate sales under the contract, which is about 40% complete as to quantities shipped, will also benefit from the decision in that Gibraltar's future sales will not be subject to the disputed expense.

Taseko CEO Russ Hallbauer commented "Although we were confident in our position, Taseko took a conservative approach and booked the disputed amount as an expense. The reversal of this expense will now be recognized as an addition to bottom line earnings and will help to demonstrate the cash flow power of the Gibraltar mine."

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.